

February 5, 2021

Jeannette Marshall
Division of Trading and Markets
Office of Market Supervision
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

> **RE:** **Miami International Securities Exchange, LLC ("MIAX")**
> **Amendment 2021-1 to Form 1 Application**

Dear Ms. Marshall:

Enclosed for official filing pursuant to Rule 6a-2(a) is Amendment 2021-1 to the Form 1 Application of MIAX, which includes the following changes:

> Exhibit C – Officer updates for Miami International Holdings, Inc., MIAX PEARL, LLC and MIAX Emerald, LLC; Council updates for The Bermuda Stock Exchange
> Exhibit J – Officer updates

Please do not hesitate to contact me if you have any questions in connection with this matter.

Sincerely,

*Barbara J. Comly*

Barbara J. Comly
EVP, General Counsel & Corporate Secretary

Enclosure
cc: Marlene Olsen

7 Roszel Road, Suite 1A
Princeton, New Jersey 08540

1450 Brickell Avenue
Suite 1100, 11th Floor Loft
Miami, Florida 33131

miaxoptions.com

<table>
<tr><td>Form 1<br>Page 1<br>Execution<br>Page</td><td style="text-align:center"><strong>UNITED STATES SECURITIES AND EXCHANGE COMMISSION<br>WASHINGTON, D.C. 20549<br>APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR,<br>REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION<br>FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT</strong></td><td>Date filed<br>(MM/DD/YY):<br><br>02/05/21</td><td>OFFICIAL<br>USE<br>ONLY</td></tr>
</table>

Warning: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative or criminal action

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION        ☒ AMENDMENT

1. State the name of the applicant: Miami International Securities Exchange, LLC

2. Provide the applicant's primary street address (Do not use a P.O. Box): 7 Roszel Road, Suite 1A,
   Princeton, NJ 08540

3. Provide the applicant's mailing address (if different):

||||||| 21000109

4. Provide the applicant's business telephone and facsimile number:
   Telephone: 609-897-7300; Facsimile: 609-987-2210

5. Provide the name, title and telephone number of a contact employee:
   Barbara J. Comly, EVP, General Counsel & Corporate Secretary
   609-897-7315

6. Provide the name and address of counsel for the applicant:
   Barbara J. Comly, EVP, General Counsel & Corporate Secretary
   Miami International Securities Exchange, LLC
   7 Roszel Road, Suite 1A
   Princeton, NJ 08540

7. Provide the date applicant's fiscal year ends: December 31

8. Indicate legal status of applicant: ☐ Corporation    ☐ Sole Proprietorship    ☐ Partnership
   ☒ Limited Liability Company    ☐ Other (specify):

If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):

(a) Date (MM/DD/YY): 9/10/07      (b) State/Country of formation: Delaware

(c) Statute under which applicant was organized: Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.)

**EXECUTION:** The applicant consents that service of any civil action brought by, or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of, and with the authority of, said applicant. The undersigned and applicant represent that the information and statements contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true, and complete.

MIAMI INTERNATIONAL SECURITIES EXCHANGE, LLC

Date: February 5, 2021          By: *Barbara J. Comly*
                                     Barbara J. Comly
                                     EVP, General Counsel & Corporate Secretary

Subscribed and sworn before me this ___ day of _____, 2021.

Based upon relief from Commission Staff and difficulties arising from COVID-19,
Miami International Securities Exchange, LLC is making this filing without a notarization.

_____
Notary Public of the State of New Jersey

<strong>This page must always be completed in full with original, manual signature and notarization.<br>Affix notary stamp or seal where applicable.</strong>

# EXHIBIT C

**Exhibit Request:**

For each subsidiary or affiliate of the applicant, and for any entity with whom the applicant has a contractual or other agreement relating to the operation of an electronic trading system to be used to effect transactions on the exchange ("System"), provide the following information:

1.      Name and address of organization.

2.      Form of organization (e.g., association, corporation, partnership, etc.).

3.      Name of state and statute citation under which organized. Date of incorporation in present form.

4.      Brief description of nature and extent of affiliation.

5.      Brief description of business or functions. Description should include responsibilities with respect to operation of the System and/or execution, reporting, clearance, or settlement of transactions in connection with operation of the System.

6.      A copy of the constitution.

7.      A copy of the articles of incorporation or association including all amendments.

8.      A copy of existing by-laws or corresponding rules or instruments.

9.      The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions.

10.     An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association.

**Response:**

## A.     MIAMI INTERNATIONAL HOLDINGS, INC.

1.      *Name*:  Miami International Holdings, Inc.
        *Address*:  7 Roszel Road, Suite 1A, Princeton, New Jersey 08540

2.      *Form of organization*:  Corporation.

3.      *Name of state, statute under which organized and date of incorporation*:  Delaware, Delaware General Corporation Law (8 Del. C. § 1-101, et seq.), on November 14, 2007.

4.      *Brief description of nature and extent of affiliation*:  Miami International Securities Exchange, LLC is a wholly-owned subsidiary of Miami International Holdings, Inc. ("MIH").

5. *Brief description of business or functions*:  Miami International Holdings, Inc. is a holding company which holds 100% of the equity of Miami International Securities Exchange, LLC, MIAX PEARL, LLC, Miami International Technologies, LLC, MIAX Global, LLC, MIAX Emerald, LLC, MIAX Futures, LLC, MIAX Products, LLC, M 44 Holdings, LLC, The Bermuda Stock Exchange and M 402 Holdings, LLC, the sole member and owner of 100% of the equity and voting securities of Minneapolis Grain Exchange, LLC.  Miami International Holdings, Inc. is the entity through which the ultimate owners of the applicant indirectly hold their ownership interest in the applicant and its affiliates.

6. *A copy of the constitution*: Not applicable.

7. *A copy of the articles of incorporation or association including all amendments*: The Amended and Restated Certificate of Incorporation dated October 16, 2015 is attached.

8. *A copy of existing by-laws or corresponding rules or instruments*: The Amended and Restated By-Laws dated June 27, 2015 are attached.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

### Officers of Miami International Holdings, Inc.

The following persons are the officers of Miami International Holdings, Inc.:

| Name | Title |
|---|---|
| Thomas P. Gallagher | Chairman and Chief Executive Officer |
| Douglas M. Schafer, Jr. | Chief Information Officer and Executive Vice President |
| Barbara Comly | Executive Vice President, General Counsel and Corporate Secretary |
| Lance Emmons | Executive Vice President and Chief Financial Officer |
| Edward Deitzel | Executive Vice President and Chief Regulatory Officer |
| Shelly Brown | Executive Vice President – Strategic Planning and Business Development |
| Mark Wetjen | Executive Vice President, Futures and Innovative Products and Executive Regulatory Liaison Officer |
| Mark G. Bagan | Executive Vice President – US Futures Strategy |
| Randy Foster | Senior Vice President – Business Systems Development |
| Harish Jayabalan | Senior Vice President – Chief Risk Officer and Chief Information Security Officer |
| Matthew Rotella | Senior Vice President – Chief Technology Officer |
| Joseph W. Ferraro III | Senior Vice President – Deputy General Counsel |
| Deborah Carroll | Senior Vice President – Associate General Counsel |
| Shawn Hughes | Senior Vice President – Project Management |
| Amy Neiley | Senior Vice President – Trading Operations and Listings |

| Name | Title |
|---|---|
| Roli Bhotika | Vice President – Head of Business Development |
| Rodney Hester | Vice President – Systems Infrastructure |
| James O'Neil | Vice President and Director of Physical Security and Safety |
| Vinay Rao | Vice President – Trading Systems Development |
| Siddharth Sahoo | Vice President – Trading Systems Development |
| Christopher Solgan | Vice President – Senior Counsel |
| Tia Toms | Vice President – Administration |
| Gregory Ziegler | Vice President – Senior Counsel |
| Charles Blades | Assistant Vice President - Controller |
| Dimitriy Kotov | Assistant Vice President – Associate Counsel |
| Michael Slade | Assistant Vice President – Associate Counsel |

The officers of Miami International Holdings, Inc. serve until their successors are appointed in accordance with the By-Laws of Miami International Holdings, Inc. Officers of Miami International Holdings, Inc. serve at the direction of the Board of Directors.

### *Directors of Miami International Holdings, Inc.*

The following persons are the directors of Miami International Holdings, Inc.:

| Name |
|---|
| Thomas P. Gallagher (Chairman) |
| Talal Jassim Al-Bahar |
| Abdulwahab Ahmad Al-Nakib |
| Sayer B. Al-Sayer |
| Michael P. Ameen |
| Albert M. Barro, Jr. |
| John Beckelman |
| Barry J. Belmont |
| Ricardo Blach |
| Christopher Brady |
| Khaled Magdy El-Marsafy |
| William W. Hopkins |
| Thomas J. Kelly, Jr. |
| Paul Kotos |
| Jack G. Mondel |
| William J. O'Brien III |
| Robert D. Prunetti |
| Mark F. Raymond |
| Douglas M. Schafer, Jr. |

| Name |
| --- |
| Paul V. Stahlin |
| J. Gray Teekell |
| Christopher L. Whittington |
| Jassem Hassan Zainal |

Directors of Miami International Holdings, Inc. serve one year terms.

### *Audit Committee of Miami International Holdings, Inc.*

The following persons are members of the Audit Committee of Miami International Holdings, Inc.:

| Name |
| --- |
| Paul V. Stahlin (Chairman) |
| Michael P. Ameen |
| Khaled Magdy El-Marsafy |
| Paul Kotos |
| Robert D. Prunetti |

### *Compensation Committee of Miami International Holdings, Inc.*

The following persons are members of the Compensation Committee of Miami International Holdings, Inc.:

| Name |
| --- |
| Talal Jassim Al-Bahar (Chairman) |
| Christopher D. Brady |
| Thomas J. Kelly |
| Mark F. Raymond |
| J. Gray Teekell |

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*:  Not applicable.


## B.   MIAMI INTERNATIONAL TECHNOLOGIES, LLC

1. *Name*:  Miami International Technologies, LLC
   *Address*:  7 Roszel Road, Suite 1A, Princeton, New Jersey 08540

2. *Form of organization*:  Limited Liability Company.



3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.), on May 12, 2010.

4. *Brief description of nature and extent of affiliation*: Miami International Technologies, LLC ("MIAX Technologies") is wholly-owned by Miami International Holdings, Inc., which is the applicant's 100% owner.

5. *Brief description of business or functions*: MIAX Technologies engages in the sale and licensing of trading and information technology to unrelated third parties.

6. *A copy of the constitution*: Not applicable.

7. *A copy of the articles of incorporation or association including all amendments*: The Amended and Restated Certificate of Formation dated June 29, 2011 is attached.

8. *A copy of existing by-laws or corresponding rules or instruments*: The First Amended and Restated Limited Liability Company Agreement dated May 20, 2011 is attached.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

### Officers of Miami International Technologies, LLC

The following persons are the officers of Miami International Technologies, LLC:

| Name | Title |
|---|---|
| Thomas P. Gallagher | Chairman and Chief Executive Officer |
| Douglas M. Schafer, Jr. | President and Chief Information Officer |
| Barbara Comly | Executive Vice President, General Counsel and Corporate Secretary |
| Lance Emmons | Executive Vice President and Chief Financial Officer |
| Matthew Rotella | Senior Vice President – Chief Technology Officer |
| Randy Foster | Senior Vice President – Business Systems Development |
| Deborah Carroll | Senior Vice President – Associate General Counsel |
| Rodney Hester | Vice President – Systems Infrastructure |
| Harish Jayabalan | Vice President – Technical Support and Product Specialist |
| James O'Neil | Vice President and Director of Physical Security and Safety |
| Tia Toms | Vice President – Administration |
| Charles Blades | Assistant Vice President - Controller |

### Directors of Miami International Technologies, LLC

The following persons are the directors of Miami International Technologies, LLC:

| Name |
|---|
| Thomas P. Gallagher |

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*:  Not applicable.


## C.   MIAX FUTURES, LLC

1. *Name*:  MIAX Futures, LLC
   *Address*:  7 Roszel Road, Suite 1A, Princeton, New Jersey 08540

2. *Form of organization*:  Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.), on November 30, 2007.

4. *Brief description of nature and extent of affiliation*: MIAX Futures, LLC ("MIAX Futures") is wholly-owned by Miami International Holdings, Inc., which is the applicant's 100% owner.

5. *Brief description of business or functions*: MIAX Futures is not yet active.

6. *A copy of the constitution*: Not applicable.

7. *A copy of the articles of incorporation or association including all amendments*: The Amended and Restated Certificate of Formation is attached.

8. *A copy of existing by-laws or corresponding rules or instruments*: The First Amended and Restated Limited Liability Company Agreement is attached.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

   <u>***Officers of MIAX Futures, LLC***</u>

   The following persons are the officers of MIAX Futures, LLC:

   | Name | Title |
   | --- | --- |
   | Thomas P. Gallagher | Chairman |
   | Mark Wetjen | Chief Executive Officer |
   | Douglas M. Schafer, Jr. | Chief Information Officer and Executive Vice President |
   | Barbara Comly | Executive Vice President, General Counsel and Corporate Secretary |
   | Lance Emmons | Executive Vice President and Chief Financial Officer |

### *Directors of MIAX Futures, LLC*

The following persons are the directors of MIAX Futures, LLC:

| Name |
| --- |
| Thomas P. Gallagher |

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*:  Not applicable.

## D.   MIAX GLOBAL, LLC

1. *Name*:  MIAX Global, LLC
   *Address*:  7 Roszel Road, Suite 1A, Princeton, New Jersey 08540

2. *Form of organization*:  Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.), on June 30, 2015.

4. *Brief description of nature and extent of affiliation*:  MIAX Global, LLC ("MIAX Global") is wholly-owned by Miami International Holdings, Inc., which is the applicant's 100% owner.

5. *Brief description of business or functions*: MIAX Global focuses on the company's trading, technology and other projects primarily based outside the United States.

6. *A copy of the constitution*: Not applicable.

7. *A copy of the articles of incorporation or association including all amendments*: The Certificate of Formation dated June 30, 2015 is attached.

8. *A copy of existing by-laws or corresponding rules or instruments*: The Limited Liability Company Agreement dated June 30, 2015 is attached.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

### *Officers of MIAX Global, LLC*

The following persons are the officers of MIAX Global, LLC:

| Name | Title |
| --- | --- |
| Thomas P. Gallagher | Chairman and Chief Executive Officer |
| Barbara Comly | Executive Vice President, General Counsel and Corporate Secretary |
| Douglas M. Schafer, Jr. | Chief Information Officer and Executive Vice President |

| Name | Title |
|------|-------|
| Lance Emmons | Executive Vice President and Chief Financial Officer |
| Gregory A. Wojciechowski | President |

***Directors of MIAX Global, LLC***

The following persons are the directors of MIAX Global, LLC:

| Name |
|------|
| Thomas P. Gallagher |

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*:  Not applicable.

## E.    MIAX PEARL, LLC

1. *Name*:  MIAX PEARL, LLC
   *Address*:  7 Roszel Road, Suite 1A, Princeton, New Jersey 08540

2. *Form of organization*:  Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.), on February 11, 2016.

4. *Brief description of nature and extent of affiliation*:  MIAX PEARL, LLC ("MIAX PEARL") is wholly-owned by Miami International Holdings, Inc., which is the applicant's 100% owner.

5. *Brief description of business or functions*: MIAX PEARL is registered as a National Securities Exchange under Section 6 of the Securities Exchange Act of 1934, as amended. MIAX PEARL operates fully electronic options and equities trading platforms.

6. *A copy of the constitution*: Not applicable.

7. *A copy of the articles of incorporation or association including all amendments*: The Restated Certificate of Formation dated November 12, 2020 is attached.

8. *A copy of existing by-laws or corresponding rules or instruments*: The Second Amended and Restated Limited Liability Company Agreement dated November 12, 2020 and Amended and Restated By-Laws dated November 12, 2020 are attached.

9.      *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

### Officers of MIAX PEARL, LLC

The following persons are the officers of MIAX PEARL, LLC:

| Name | Title |
|---|---|
| Thomas P. Gallagher | Chairman and Chief Executive Officer |
| Douglas M. Schafer, Jr. | Chief Information Officer and Executive Vice President |
| Barbara Comly | Executive Vice President, General Counsel and Corporate Secretary |
| Lance Emmons | Executive Vice President and Chief Financial Officer |
| Edward Deitzel | Executive Vice President, Chief Regulatory Officer and Chief Compliance Officer |
| Shelly Brown | Executive Vice President – Strategic Planning and Business Development |
| John Smollen | Executive Vice President – Head of Exchange Traded Products and Strategic Relations |
| Randy Foster | Senior Vice President – Business Systems Development |
| Harish Jayabalan | Senior Vice President – Chief Risk Officer and Chief Information Security Officer |
| Matthew Rotella | Senior Vice President – Chief Technology Officer |
| Joseph W. Ferraro III | Senior Vice President – Deputy General Counsel |
| Deborah Carroll | Senior Vice President, Associate General Counsel and Assistant Corporate Secretary |
| Joseph S. Bracco | Senior Vice President – Head of Sales |
| Shawn Hughes | Senior Vice President – Project Management |
| Amy Neiley | Senior Vice President – Trading Operations and Listings |
| Roli Bhotika | Vice President – Head of Business Development |
| Jonathan S. Dowd | Vice President – Business Strategy |
| Laurence Gardner | Vice President – Regulatory Operations |
| Rodney Hester | Vice President – Systems Infrastructure |
| Lawrence O'Leary | Vice President – Regulatory Oversight |
| James O'Neil | Vice President and Director of Physical Security and Safety |
| Vinay Rao | Vice President – Trading Systems Development |
| Siddharth Sahoo | Vice President – Trading Systems Development |
| Christopher Solgan | Vice President – Senior Counsel |
| Christopher Swisher | Vice President – Market Surveillance |
| Tia Toms | Vice President – Administration |
| Gregory Ziegler | Vice President – Senior Counsel |
| Charles Blades | Assistant Vice President - Controller |

| Name | Title |
|---|---|
| Dimitriy Kotov | Assistant Vice President – Associate Counsel |
| Michael Slade | Assistant Vice President – Associate Counsel |

The officers of MIAX PEARL, LLC serve until their successors are appointed in accordance with the By-Laws of MIAX PEARL, LLC. Officers of MIAX PEARL, LLC will serve at the direction of the Board of Directors.

*Directors of MIAX PEARL, LLC*

The following persons are the directors of MIAX PEARL, LLC:

| Name |
|---|
| Thomas P. Gallagher |
| William T. Bergman |
| Lindsay L. Burbage |
| Kurt M. Eckert |
| Leslie Florio |
| Michael Harrington |
| Richard Herr |
| Lawrence E. Jaffe |
| Benjamin Londergan |
| Mark I. Massad |
| John E. McCormac |
| Robert D. Prunetti |
| John Rothstein |
| Cynthia Schwarzkopf |

*Committees of MIAX PEARL, LLC*

The standing committees of the Board and the persons appointed to sit on the standing committees are as follows:

| Compensation Committee |
|---|
| Cynthia Schwarzkopf (Chair) |
| William T. Bergman |
| Robert D. Prunetti |

| Audit Committee |
|---|
| Robert D. Prunetti (Chair) |
| John E. McCormac |
| Cynthia Schwarzkopf |

| Regulatory Oversight Committee |
| --- |
| Lindsay L. Burbage (Chair) |
| Leslie Florio |
| Lawrence E. Jaffe |

| Appeals Committee |
| --- |
| Lawrence E. Jaffe (Chair) |
| Kurt M. Eckert |
| Richard Herr |

| Technology Committee |
| --- |
| Leslie Florio (Chair) |
| John E. McCormac |
| Kurt Eckert |

10.   *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*:  Not applicable.


## F.   MIAX EMERALD, LLC

1.   *Name*:  MIAX Emerald, LLC
     *Address*:  7 Roszel Road, Suite 1A, Princeton, New Jersey 08540

2.   *Form of organization*:  Limited Liability Company.

3.   *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.), on January 30, 2018.

4.   *Brief description of nature and extent of affiliation*:  MIAX Emerald, LLC ("MIAX Emerald") is wholly-owned by Miami International Holdings, Inc., which is the applicant's 100% owner.

5.   *Brief description of business or functions*: MIAX Emerald is registered as a National Securities Exchange under Section 6 of the Securities Exchange Act of 1934, as amended. MIAX Emerald operates a fully electronic options trading platform.

6.   *A copy of the constitution*: Not applicable.

7.   *A copy of the articles of incorporation or association including all amendments*: The Amended and Restated Certificate of Formation dated November 12, 2020 is attached.

8.    *A copy of existing by-laws or corresponding rules or instruments*: The Second Amended and Restated Limited Liability Company Agreement dated November 12, 2020 and Amended and Restated By-Laws dated November 12, 2020 are attached.

9.    *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

### Officers of MIAX Emerald, LLC

The following persons are the officers of MIAX Emerald, LLC:

| Name | Title |
|---|---|
| Thomas P. Gallagher | Chairman and Chief Executive Officer |
| Douglas M. Schafer, Jr. | Chief Information Officer and Executive Vice President |
| Barbara Comly | Executive Vice President, General Counsel and Corporate Secretary |
| Lance Emmons | Executive Vice President and Chief Financial Officer |
| Edward Deitzel | Executive Vice President, Chief Regulatory Officer and Chief Compliance Officer |
| Shelly Brown | Executive Vice President – Strategic Planning and Business Development |
| John Smollen | Executive Vice President – Head of Exchange Traded Products and Strategic Relations |
| Randy Foster | Senior Vice President – Business Systems Development |
| Harish Jayabalan | Senior Vice President – Chief Risk Officer & Chief Information Security Officer |
| Matthew Rotella | Senior Vice President – Chief Technology Officer |
| Joseph W. Ferraro III | Senior Vice President – Deputy General Counsel |
| Deborah Carroll | Senior Vice President, Associate General Counsel and Assistant Corporate Secretary |
| Joseph S. Bracco | Senior Vice President – Head of Sales |
| Shawn Hughes | Senior Vice President – Project Management |
| Amy Neiley | Senior Vice President – Trading Operations and Listings |
| Roli Bhotika | Vice President – Head of Business Development |
| Jonathan S. Dowd | Vice President – Business Strategy |
| Laurence Gardner | Vice President – Regulatory Operations |
| Rodney Hester | Vice President – Systems Infrastructure |
| Lawrence O'Leary | Vice President – Regulatory Oversight |
| James O'Neil | Vice President and Director of Physical Security and Safety |
| Vinay Rao | Vice President – Trading Systems Development |
| Siddharth Sahoo | Vice President – Trading Systems Development |
| Christopher Solgan | Vice President – Senior Counsel |
| Christopher Swisher | Vice President – Market Surveillance |

| Name | Title |
|---|---|
| Tia Toms | Vice President – Administration |
| Gregory Ziegler | Vice President – Senior Counsel |
| Charles Blades | Assistant Vice President - Controller |
| Dimitriy Kotov | Assistant Vice President – Associate Counsel |
| Michael Slade | Assistant Vice President – Associate Counsel |

The officers of MIAX Emerald, LLC serve until their successors are appointed in accordance with the By-Laws of MIAX Emerald, LLC. Officers of MIAX Emerald, LLC will serve at the direction of the Board of Directors.

### *Directors of MIAX Emerald, LLC*

The following persons are the directors of MIAX Emerald, LLC:

| Name |
|---|
| Thomas P. Gallagher |
| Lindsay L. Burbage |
| Marianne Deane |
| Kurt M. Eckert |
| David S. Fleming |
| Leslie Florio |
| Kimberly M. Guadagno |
| Paul Jiganti |
| Michael Juneman |
| Joseph M. Kyrillos Jr. |
| John E. McCormac |
| Robert D. Prunetti |

### *Committees of MIAX Emerald, LLC*

The standing committees of the Board and the persons appointed to sit on the standing committees are as follows:

| Audit Committee |
|---|
| Robert D. Prunetti (Chair) |
| Joseph M. Kyrillos Jr. |
| John E. McCormac |

| Compensation Committee |
|---|
| Robert D. Prunetti (Chair) |
| Marianne Deane |
| Joseph M. Kyrillos Jr. |

| Regulatory Oversight Committee |
|---|
| Lindsay L. Burbage (Chair) |
| Leslie Florio |
| Kimberly M. Guadagno |

| Appeals Committee |
|---|
| Marianne Deane (Chair) |
| Kurt M. Eckert |
| Paul Jiganti |

| Technology Committee |
|---|
| Leslie Florio (Chair) |
| Marianne Deane |
| John E. McCormac |

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*:  Not applicable.


## G.  MIAX PRODUCTS, LLC

1. *Name*:  MIAX Products, LLC
   *Address*:  7 Roszel Road, Suite 1A, Princeton, New Jersey 08540

2. *Form of organization*:  Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Illinois, Illinois Limited Liability Company Act, 805 ILCS 180/, on January 25, 2019.

4. *Brief description of nature and extent of affiliation*:  MIAX Products, LLC ("MIAX Products") is wholly-owned by Miami International Holdings, Inc., which is the applicant's 100% owner.

5. *Brief description of business or functions*: Development of financial products.

6. *A copy of the constitution*: Not applicable.

7.  *A copy of the articles of incorporation or association including all amendments*: The Articles of Organization dated January 25, 2019 are attached.

8.  *A copy of existing by-laws or corresponding rules or instruments*: The Limited Liability Company Agreement dated January 25, 2019 is attached.

9.  *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

### Officers of MIAX Products, LLC

The following persons are the officers of MIAX Products, LLC:

| Name | Title |
| --- | --- |
| Thomas P. Gallagher | Chairman and Chief Executive Officer |
| Barbara Comly | Executive Vice President, General Counsel and Corporate Secretary |
| Douglas M. Schafer, Jr. | Chief Information Officer and Executive Vice President |

### Directors of MIAX Products, LLC

The following persons are the directors of MIAX Products, LLC:

| Name |
| --- |
| Thomas P. Gallagher |

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*:  Not applicable.

## H.   M 44 HOLDINGS, LLC

1.  *Name*:  M 44 Holdings, LLC
    *Address*:  7 Roszel Road, Suite 1A, Princeton, New Jersey 08540

2.  *Form of organization*:  Limited Liability Company.

3.  *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.), on June 21, 2019.

4.  *Brief description of nature and extent of affiliation*:  M 44 Holdings, LLC ("M 44") is wholly-owned by Miami International Holdings, Inc., which is the applicant's 100% owner.

5.  *Brief description of business or functions*: M 44 is a holding company for certain investments.

6.  *A copy of the constitution*: Not applicable.

7. *A copy of the articles of incorporation or association including all amendments*: The Certificate of Formation dated June 21, 2019 is attached.

8. *A copy of existing by-laws or corresponding rules or instruments*: The Limited Liability Company Agreement dated June 26, 2019 is attached.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

### Officers of M 44 Holdings, LLC

The following persons are the officers of M 44 Holdings, LLC:

| Name | Title |
|---|---|
| Thomas P. Gallagher | Chairman & Chief Executive Officer |
| Barbara Comly | Executive Vice President, General Counsel & Corporate Secretary |
| Douglas M. Shafer, Jr. | Executive Vice President & Chief Information Officer |

### Directors of M 44 Holdings, LLC

The following persons are the directors of M 44 Holdings, LLC:

| Name |
|---|
| Thomas P. Gallagher |

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*:  Not applicable.


## I.   THE BERMUDA STOCK EXCHANGE

1. *Name*:  The Bermuda Stock Exchange
   *Address*:  30 Victoria Street, 3F, Hamilton, Bermuda

2. *Form of organization*:  A body corporate incorporated pursuant to The Bermuda Stock Exchange Act 1992.

3. *Name of state, statute under which organized and date of incorporation*:  Bermuda, The Bermuda Stock Exchange Company Act 1992, on March 10, 1993.

4. *Brief description of nature and extent of affiliation*: Miami International Holdings, Inc., which is the applicant's 100% owner, is the owner of 100% of the outstanding shares of The Bermuda Stock Exchange ("BSX").

5. *Brief description of business or functions*: Stock Exchange located in Hamilton, Bermuda.

6.      *A copy of the constitution*:  Not applicable.

7.      *A copy of the articles of incorporation or association including all amendments*: The Memorandum of Association dated March 10, 1993, is attached.

8.      *A copy of existing by-laws or corresponding rules or instruments*:  The Bye-Laws dated August 24, 2001, are attached.

9.      *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

### Officers of The Bermuda Stock Exchange

The following persons are the officers of The Bermuda Stock Exchange:

| Name | Title |
|---|---|
| Gregory A. Wojciechowski | President & Chief Executive Officer |
| Gregory A. Wojciechowski | Secretary |
| James McKirdy | Chief Compliance Officer |

### Council (Directors) of The Bermuda Stock Exchange

The following persons are the council of The Bermuda Stock Exchange:

| Council |
|---|
| Thomas P. Gallagher (Chairman) |
| David Brown (Deputy Chairman) |
| Jeff Conyers |
| Caroline Kennedy |
| Mark Massad |
| Michael Neff |
| Eric Sites |
| Murray Stahl |
| John Wight |
| Gregory A. Wojciechowski |

### Committees of The Bermuda Stock Exchange

| Business Development Committee |
|---|
| Eric Sites |
| Jeff Conyers |
| Michael Neff |
| Gregory A. Wojciechowski |

| Compensation Committee |
| --- |
| Thomas P. Gallagher |
| David Brown |
| Jeff Conyers |
| Michael Neff |

| Executive Management Committee |
| --- |
| Thomas P. Gallagher |
| David Brown |
| Jeff Conyers |
| Michael Neff |

| Listing Committee |
| --- |
| Dudley Cottingham |
| Susan Monkman |
| Sharon Beesley |
| Miguel DaPonte |
| Gregory A. Wojciechowski |

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*:  Not applicable.


## J.    BSD NOMINEE LIMITED

1. *Name*:  BSD Nominee Limited
   *Address*:  30 Victoria Street, 3F, Hamilton, Bermuda

2. *Form of organization*:  A body corporate incorporated pursuant to Bermuda, The Companies Act 1981.

3. *Name of state, statute under which organized and date of incorporation*:  Organized in Bermuda under The Companies Act 1981 on October 24, 2001. Registered in Bermuda under Section 14 of The Companies Act 1981 on November 1, 2001.

4. *Brief description of nature and extent of affiliation*:  Miami International Holdings, Inc., which is the applicant's 100% owner, is the owner of 100% of the outstanding shares of The Bermuda Stock Exchange ("BSX"). BSX is the owner of 100% of the outstanding shares of BSD Nominee Limited.

5. *Brief description of business or functions*: To be the legal owner of shares held for the benefit of account holders of the Bermuda Securities Depository of BSX and to provide nominee services in relation to such shares.

6.    *A copy of the constitution*:  Not applicable.

7.    *A copy of the articles of incorporation or association including all amendments*: The Memorandum of Association dated October 24, 2001, and related documents is attached.

8.    *A copy of existing by-laws or corresponding rules or instruments*:  Not applicable.

9.    *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

      ### ***Council (Directors) of BSD Nominee Limited***

      The following persons are the council of BSD Nominee Limited:

      | Council |
      | --- |
      | Gregory A. Wojciechowski |
      | James McKirdy |

10.   *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*:  Not applicable.


## K.    M 401 CORPORATION

1.    *Name*:  M 401 Corporation
      *Address*:  7 Roszel Road, Suite 1A, Princeton, New Jersey 08540

2.    *Form of organization*:  Corporation.

3.    *Name of state, statute under which organized and date of incorporation*:  Delaware, Delaware General Corporation Law (8 Del. C. § 1-101, et seq.), on June 25, 2020.

4.    *Brief description of nature and extent of affiliation*:  M 401 Corporation ("M 401") was wholly-owned by Miami International Holdings, Inc., which was the applicant's 100% owner until December 4, 2020.

5.    *Brief description of business or functions*:  M 401 was a holding company for certain investments.

6.    *A copy of the constitution*: Not applicable.

7.    *A copy of the articles of incorporation or association including all amendments*: The Certificate of Incorporation is attached.

8.    *A copy of existing by-laws or corresponding rules or instruments*: The By-Laws are attached.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

### Officers of M 401 Corporation

The following persons were the officers of M 401 Corporation until December 4. 2020:

| Name | Title |
|---|---|
| Thomas P. Gallagher | Chairman and Chief Executive Officer |
| Barbara Comly | Executive Vice President, General Counsel and Corporate Secretary |
| Lance Emmons | Executive Vice President and Chief Financial Officer |

### Directors of M 401 Corporation

The following persons were the directors of M 401 Corporation until December 4, 2020:

| Name |
|---|
| Thomas P. Gallagher |

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*:  Yes – M 401 ceased business on December 4, 2020 when M 401 merged with and into MGEX Holdings, Inc. ("MGEX Holdings"), a Delaware corporation associated with MGEX.  MGEX Holdings thereafter merged with and into M 402 Holdings, LLC with M 402 Holdings, LLC surviving the merger.


## L.    M 402 HOLDINGS, LLC

1. *Name*:  M 402 Holdings, LLC
   *Address*:  7 Roszel Road, Suite 1A, Princeton, New Jersey 08540

2. *Form of organization*:  Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*:  Delaware, Delaware Limited Liability Company Act (6 Del. C. § 18-101 et seq.), on June 27, 2020.

4. *Brief description of nature and extent of affiliation*:  M 402 Holdings, LLC ("M 402") is wholly-owned by Miami International Holdings, Inc., which is the applicant's 100% owner.  Minneapolis Grain Exchange, LLC ("MGEX") is a wholly-owned subsidiary of M 402.

5. *Brief description of business or functions*: M 402 is a holding company for the equity and voting securities of MGEX.

6. *A copy of the constitution*: Not applicable.

7.  *A copy of the articles of incorporation or association including all amendments*: The Certificate of Formation is attached.

8.  *A copy of existing by-laws or corresponding rules or instruments*: The Limited Liability Company Agreement and By-Laws are attached.

9.  *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

### Officers of M 402 Holdings, LLC

The following persons are the officers of M 402 Holdings, LLC:

| Name | Title |
|---|---|
| Thomas P. Gallagher | Chairman and Chief Executive Officer |
| Barbara Comly | Executive Vice President, General Counsel and Corporate Secretary |
| Lance Emmons | Executive Vice President and Chief Financial Officer |

### Directors of M 402 Holdings, LLC

The following persons are the directors of M 402 Holdings, LLC:

| Name |
|---|
| Thomas P. Gallagher |

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*:  Not applicable.

## M.   MINNEAPOLIS GRAIN EXCHANGE, LLC

1.  *Name*:  Minneapolis Grain Exchange, LLC
    *Address*:  400 S 4th St, Minneapolis, MN 55415

2.  *Form of organization*:  Limited Liability Corporation.

3.  *Name of state, statute under which organized and date of incorporation*: Delaware, Limited Liability Company Act (6 Del. C. § 18-101, et seq.), on December 4, 2020.

4.  *Brief description of nature and extent of affiliation*:  Miami International Holdings, Inc. is the sole member and owner of M 402 Holdings, LLC, which in turn is the sole member and owner of 100% of the equity and voting securities of Minneapolis Grain Exchange, LLC ("MGEX").

5.  *Brief description of business or functions*: MGEX is a designated contract market and derivatives clearing organization that operates under the regulatory oversight of the

Commodity Futures Trading Commission pursuant to Section 5 of the Commodity Exchange Act 7 U.S.C. §7. MGEX is also registered as a national securities exchange under Section 6(g) of Securities Exchange Act.

6.    *A copy of the constitution*: Not applicable.

7.    *A copy of the articles of incorporation or association including all amendments*: The Certificate of Formation dated December 4, 2020 is attached.

8.    *A copy of existing by-laws or corresponding rules or instruments*: The Limited Liability Company Agreement dated December 4, 2020 and Bylaws dated December 4, 2020 are attached.

9.    *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

## Officers of Minneapolis Grain Exchange, LLC.

The following persons are the officers of Minneapolis Grain Exchange, LLC:

| Name | Title |
|---|---|
| Mark G. Bagan | President & Chief Executive Officer |
| Layne G. Carlson | Treasurer, Corporate Secretary, Chief Compliance Officer & Chief Regulatory Officer |
| Jesse Marie B. Green | Chief of Staff & Assistant Corporate Secretary |
| James D. Facente, Jr. | Director & Chief Risk Officer – Market Operations, Clearing & IT |

## Directors of Minneapolis Grain Exchange, LLC

The following persons are the directors of Minneapolis Grain Exchange, LLC:

| Name |
|---|
| Thomas P. Gallagher |
| De'Ana H. Dow |
| Michael V. Dunn |
| Steve Fanady |
| Bradley Griffith |
| Christopher T. Matzdorf |
| Kerry L. Melius |
| Murray Stahl |

*Standing Committees of Minneapolis Grain Exchange, LLC*

| Executive Committee |
| --- |
| Murray Stahl, Chairperson |
| Kerry L. Melius, First Vice Chairperson |
| Steve Fanady, Second Vice Chairperson |
| Thomas P. Gallagher |
| Bradley Griffith |

| Audit Committee |
| --- |
| Murray Stahl, Chairperson |
| Mark G. Bagan |
| De'Ana H. Dow |
| Michael V. Dunn |
| Bradley Griffith |

| Nominations Committee |
| --- |
| Bradley Griffith, Chairperson |
| De'Ana H. Dow |
| Michael V. Dunn |
| Christopher T. Matzdorf |
| Murray Stahl |

| Personnel & Compensation Committee |
| --- |
| Steve Fanady, Chairperson |
| Bradley Griffith |
| Christopher T. Matzdorf |
| Kerry L. Melius |
| Murray Stahl |

| Regulatory Oversight Committee |
| --- |
| Steve Fanady, Chairperson |
| De'Ana H. Dow |
| Michael V. Dunn |

| Risk Management Committee |
| --- |
| Bradley Griffith, Chairperson |
| De'Ana H. Dow |
| Steve Fanady |

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*:  Not applicable.

# EXHIBIT J

**Exhibit Request:**

**A list of the officers, governors, members of all standing committees, or persons performing similar functions, who presently hold or have held their offices or positions during the previous year, indicating the following for each:**

1.  **Name.**

2.  **Title.**

3.  **Dates of commencement and termination of term of office or position.**

4.  **Type of business in which each is primarily engaged (e.g., floor broker, specialist, odd lot dealer, etc.).**

**Response:**

1.  **Officers of Miami International Securities Exchange, LLC**

    The following persons are the officers of the Exchange:

| Name | Title |
|---|---|
| Thomas P. Gallagher | Chairman and Chief Executive Officer |
| Douglas M. Schafer, Jr. | Chief Information Officer and Executive Vice President |
| Barbara Comly | Executive Vice President, General Counsel and Corporate Secretary |
| Lance Emmons | Executive Vice President and Chief Financial Officer |
| Edward Deitzel | Executive Vice President, Chief Regulatory Officer and Chief Compliance Officer |
| Shelly Brown | Executive Vice President – Strategic Planning and Business Development |
| John Smollen | Executive Vice President – Head of Exchange Traded Products and Strategic Relations |
| Randy Foster | Senior Vice President – Business Systems Development |
| Harish Jayabalan | Senior Vice President – Chief Risk Officer and Chief Information Security Officer |
| Matthew Rotella | Senior Vice President – Chief Technology Officer |
| Joseph W. Ferraro III | Senior Vice President – Deputy General Counsel |
| Deborah Carroll | Senior Vice President, Associate General Counsel and Assistant Corporate Secretary |
| Joseph S. Bracco | Senior Vice President – Head of Sales |
| Shawn Hughes | Senior Vice President – Project Management |
| Amy Neiley | Senior Vice President – Trading Operations and Listings |

| Name | Title |
|------|-------|
| Roli Bhotika | Vice President – Head of Business Development |
| Jonathan S. Dowd | Vice President – Business Strategy |
| Laurence Gardner | Vice President – Regulatory Operations |
| Rodney Hester | Vice President – Systems Infrastructure |
| Lawrence O'Leary | Vice President – Regulatory Oversight |
| James O'Neil | Vice President and Director of Physical Security and Safety |
| Vinay Rao | Vice President – Trading Systems Development |
| Siddharth Sahoo | Vice President – Trading Systems Development |
| Christopher Solgan | Vice President – Senior Counsel |
| Christopher Swisher | Vice President – Market Surveillance |
| Tia Toms | Vice President – Administration |
| Gregory Ziegler | Vice President – Senior Counsel |
| Charles Blades | Assistant Vice President - Controller |
| Dimitriy Kotov | Assistant Vice President – Associate Counsel |
| Michael Slade | Assistant Vice President – Associate Counsel |

The officers of the Exchange serve until their successors are appointed in accordance with the By-Laws of the Exchange. Officers of the Exchange serve at the direction of the Board of Directors.

2. **Directors of Miami International Securities Exchange, LLC**

The following persons are the directors and Board observers of the Exchange:

| DIRECTORS | | | |
|-----------|--|--|--|
| **Name** | **Classification** | **Term of Office** | **Type of Business** |
| Thomas P. Gallagher | Industry | So long as CEO of the Company | Securities Exchange |
| Joseph Sellitto | Industry/ERP | So long as qualified under Equity Rights Program | President and CEO – Global Execution Brokers, LP |
| Lindsay L. Burbage | Non-Industry/ Independent | Class II – 2021 | Attorney |
| Robert P. Castrignano | Industry | Class II – 2021 | Managing Director – Piper Sandler |
| John DiBacco, Jr. | Industry | Class II – 2021 | Head of Credit Trading – Chicago Trading Company |

| DIRECTORS | | | |
|---|---|---|---|
| Name | Classification | Term of Office | Type of Business |
| John A. Kinahan | Industry/Member Representative | Class II – 2021 | Chief Executive Officer – Group One Trading LP |
| John E. McCormac | Non-Industry/ Independent | Class II – 2021 | Township Mayor – Woodbridge, New Jersey; Former New Jersey State Treasurer |
| William J. O'Brien IV | Non-Industry | Class II – 2021 | Chief Executive Officer – Performance Operating Partners, LLC; President and Chief Operating Officer – O'Brien Energy Company, LLC |
| Michael P. Ameen | Non-Industry | Class III – 2022 | Executive Vice President and Chief Financial Officer – Rheo Vest, LLC |
| Marianne Deane | Non-Industry/ Independent | Class III – 2022 | Community Volunteer |
| Kurt M. Eckert | Industry/Member Representative | Class III – 2022 | Partner and Head of Market Structure – Wolverine Trading, LLC |
| Leslie Florio | Non-Industry/ Independent | Class III – 2022 | Vice President of the Maxwell Place Condominium Association |
| Paul Jiganti | Industry/Member Representative | Class III – 2022 | Managing Director of Business Development and Market Structure Strategy – IMC Financial Markets |
| Miguel Moratiel | Non-Industry | Class III – 2022 | Manager – MDR Inversiones, S.L. |
| Robert D. Prunetti | Non-Industry/ Independent | Class III – 2022 | President – Phoenix Ventures, LLC |

| DIRECTORS | | | |
|---|---|---|---|
| **Name** | **Classification** | **Term of Office** | **Type of Business** |
| Talal Jassim Al-Bahar | Industry | Class I – 2023 | Chairman – IFA Hotels & Resorts K.S.C.; Vice Chairman and CEO – Kuwait Real Estate K.S.C. |
| David Dooman | Industry/Member Representative | Class I – 2023 | Managing Director – Dash Financial Technologies |
| Lawrence E. Jaffe | Non-Industry/ Independent | Class I – 2023 | Attorney (Retired) |
| Cynthia Schwarzkopf | Non-Industry/ Independent | Class I – 2023 | Professional and Philanthropic Public Speaker |
| J. Gray Teekell | Non-Industry/ Independent | Class I – 2023 | President and Chief Executive Officer – The Teekell Company, Inc. |
| OBSERVERS | | | |
| Sanjiv Prasad | Industry | So long as qualified under Equity Rights Program | Executive Director – Morgan Stanley & Co. LLC |
| Lawrence Tanzman | Industry | So long as qualified under Equity Rights Program | Head of CES Options Routing – Citadel Securities |

3. **Committees of Miami International Securities Exchange, LLC**

The standing committees of the Board and the persons appointed to sit on the standing committees are as follows:

| AUDIT COMMITTEE | |
|---|---|
| **Name** | **Classification** |
| Robert D. Prunetti (Chair) | Non-Industry/Independent |
| Michael P. Ameen | Non-Industry |
| John E. McCormac | Non-Industry/Independent |

| COMPENSATION COMMITTEE | |
|---|---|
| **Name** | **Classification** |
| J. Gray Teekell (Chair) | Non-Industry/Independent |
| Robert D. Prunetti | Non-Industry/Independent |
| Cynthia Schwarzkopf | Non-Industry/ Independent |

| REGULATORY OVERSIGHT COMMITTEE | |
|---|---|
| **Name** | **Classification** |
| Lindsay L. Burbage (Chair) | Non-Industry/Independent |
| Lawrence E. Jaffe | Non-Industry/Independent |
| Leslie Florio | Non-Industry/Independent |

| APPEALS COMMITTEE | |
|---|---|
| **Name** | **Classification** |
| Lawrence Jaffe (Chair) | Non-Industry/Independent |
| Robert Castrignano | Industry |
| Kurt M. Eckert | Industry/Member Representative |

| TECHNOLOGY COMMITTEE | |
|---|---|
| **Name** | **Classification** |
| Leslie Florio (Chair) | Non-Industry/Independent |
| Robert Castrignano | Industry |
| Marianne Deane | Non-Industry/Independent |
| David Dooman | Industry/Member Representative |
| Kurt M. Eckert | Industry/Member Representative |
| John A. Kinahan | Industry/Member Representative |
| John E. McCormac | Non-Industry/Independent |
| William J. O'Brien IV | Non-Industry |
| J. Gray Teekell | Non-Industry/Independent |